RULE PROVISION NOTICE

Pursuant to Rule 12d2-2(a)(2) under the Securities Exchange Act of 1934, Cboe BZX Exchange, Inc. hereby provides notice of the voluntary removal from listing and registration of the following security:

Issuer:          SSGA Active Trust
Security:        State Street DoubleLine Emerging Markets Fixed Income ETF
Ticker Symbol:   EMTL

This delisting is being effected on a voluntary basis pursuant to 17 CFR 240.12d2-2(a)(2).

Suspension Date:            July 22, 2026
Liquidation Date:           July 28, 2026
(security redeemed, paid at maturity, or retired)
Delisting Effective Date:   August 14, 2026

Trading in the above-referenced security was suspended on Cboe BZX Exchange, Inc. on July 22, 2026. The security was subsequently liquidated (redeemed, paid at maturity, or retired) on July 28, 2026. The removal of this security from listing and registration on Cboe BZX Exchange, Inc. will become effective on August 14, 2026.